Exhibit 99.5

PRESS RELEASE

New Gold Announces a 30% Increase in Gold Sales and a 37% Reduction in Cash Cost with Cash Flow from Operations Increasing by $20 Million in the Second Quarter

(All figures are in US dollars unless otherwise stated)

August 6, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX – NGD) today announced unaudited financial and operational results for the second quarter ended June 30, 2009. Adjusted net earnings(1) were $10.6 million, or $0.04 per share, in comparison to adjusted net loss(1) of $4.7 million, or $0.05 per share, in the same period in 2008. New Gold reported a net loss of 202.8 million or $0.79 per share in comparison to a net loss of $4.8 million, or $0.05 per share, in the same period in 2008. The main adjustments leading to the second quarter net loss were: a goodwill impairment charge of approximately $189.6 million related to the business combination with Western Goldfields; a foreign exchange loss of $31.1 million, mark-to-market gains of $9.0 million on gold and fuel contracts, and realized and unrealized gains on investments of $9.7 million. Gold sales were 52,890 ounces at a realized gold price per ounce sold of $926.

As previously announced, during the quarter, the Company closed its merger with Western Goldfields Inc. (“Western Goldfields”) delivering on its strategy of value generating growth through continued merger and acquisition activity. The 2009 second quarter results presented below include one month of operations from Western Goldfields’ Mesquite mine.

Q2 2009 Highlights

  Operating cash flows of $16.5 million compared to cash flows used from operations of $3.0 million in the corresponding quarter of 2008

  Adjusted net earnings(1) of $10.6 million, or $0.04 per share, compared to adjusted net loss(1) of $4.7 million, or $0.05 per share, in the corresponding quarter of 2008

  Gold production of 55,633 ounces representing a 32% increase over the corresponding quarter in 2008

  Gold sales of 52,890 ounces at a total cash cost(2) per ounce sold, net of by-product sales of $468 compared to 40,540 ounces at a total cash cost(2) per ounce sold, net of by-product sales of $742, in the corresponding quarter of 2008

  Cash and cash equivalents of $141.1 million at June 30, 2009

  Closed business combination with Western Goldfields Inc. on June 1st, 2009

1. See reconciliation from adjusted net earnings to GAAP net earnings on page 6 under the Supplemental section of this release.

“We are pleased to report a 30% increase in gold sales, a 37% decrease in cash cost and a $19.5 million increase in operating cash flow compared to the same quarter in 2008. These results underpin the success of our continued growth strategy and we expect to see an even stronger performance from our three operations in the second half of 2009, as production is expected to increase and cash cost decrease, as per mine plans, ” said Robert Gallagher, President and Chief Executive Officer.

Second Quarter Financial Review

In the second quarter 2009, adjusted net earnings(1) were $10.6 million, or $0.04 per share in comparison to adjusted net loss(1) of $4.7 million, or $0.05 per share in the same period in 2008. The 2009 increase in adjusted net earnings(1) is primarily due to the inclusion of Cerro San Pedro, one month of gold sales from Mesquite and the elimination of high costs from Amapari which ceased production on March 31, 2009. Earnings for the quarter before adjustments was a net loss of $202.8 million, or $0.79 per share, in comparison to a net loss of $4.8 million, or $0.05 per share, in the same period in 2008. The main adjustment in this quarter’s net loss, was a goodwill impairment charge of approximately $189.6 million related to the business combination with Western Goldfields due mainly to $138.1 million in additional purchase consideration as a result of a 63% share price increase from the date of the announcement on March 4th to the date of acquisition on May 27th, 2009.

Gold sales improved by 30% with 52,890 ounces at an average realized gold price of $926 per ounce compared to 40,540 ounces at an average realized gold price of $898 per ounce in the corresponding quarter of 2008. Total cash cost(2) per gold ounce sold, net of by-product sales, in the second quarter was $468 in comparison to $742 in the second quarter of 2008, a reduction of 37%. The increase in gold sales and reduction in total cash cost(2) compared to the same quarter in 2008, are mainly attributed to the following items:

  Additional gold and silver production from Cerro San Pedro which was acquired on June 30, 2008;

  Increased copper sales volumes at Peak Mines in the second quarter of 2009 due to the transition into the Chesney ore body which contains high copper grades, partially offset by lower copper prices;

  No high total cash cost(2) gold production from Amapari effective March 31, 2009;

  Additional production from the Mesquite mine which was acquired June 1 through the business combination with Western Goldfields; and

  Favourable Australian dollar exchange rate.

Cash flow from operations in the second quarter 2009 was $16.5 million compared to cash flow used by operations of $3.0 million for the same period in 2008. The increase is mainly attributable to the acquisition of the Cerro San Pedro mine and increased copper revenues at Peak Mines, which was partially offset by care and maintenance expenditures at Amapari and one month of production at Mesquite which had higher than average operating costs and a charge related to growing inventory on the leach pad. Cash flow from operations should continue to move higher in the second half of 2009 consistent with our mine plans which projects higher production and lower cash costs.

Operational Review

Mesquite

Gold sales at Mesquite for the period of ownership (subsequent to June 1, 2009) totaled 11,601 ounces at a realized gold price of $880 per ounce sold. For the full quarter, gold sales were 27,338 ounces at a realized gold price of $854 per ounce sold, compared to 22,760 ounces at a realized gold price of $894 per ounce sold in the corresponding quarter of 2008. For the six months ending June 30, 2009, gold sales were 60,053 ounces compared to 32,720 ounces sold in the same period in 2008, during the initial ramp-up period.

2 / 8

For the period of ownership, total cash cost(2) per gold ounce sold was $708. Total cash cost(2) per gold ounce sold in the second quarter of 2009 was $647 compared to $548 in the second quarter of 2008. Total cash cost(2) increase in the second quarter is mainly attributable to higher operating costs due to a number of factors including:

  An increase in total tonnes moved of 13.9 million versus 12.5 million;

  Fewer ounces of gold and more waste than modelled in the Rainbow Phase 3 layback;

  A one-time changeover from bias ply to radial tires for the entire haulage fleet;

  Use of a mining contractor to catch up on waste stripping; and

  One time maintenance costs to correct component failures in the haulage fleet.

The maintenance issues at Mesquite have now been resolved and the installation of radial tires on the trucks will result in reduced operating costs and higher production rates going forward. The use of a mining contractor allows for earlier production from Rainbow Phase 2, where the gold-bearing structure is more robust than Rainbow’s Phase 3.

Total cash cost(2) per gold ounce sold for the six months ended June 30, 2009 was $607 compared to $667 in the same period last year. The decrease in total cash cost(2) in comparison to the corresponding period in 2008 is attributable to the increase in production in the first half of 2009.

For the period of ownership, loss from operations at Mesquite was $1.7 million (not including goodwill impairment charge) and cash flow used by operations was $3.2 million. High operating costs and an increase in the leach pad inventory contributed to the negative cash flow in the second quarter 2009.

With significantly higher production expected in the second half of the year resulting in lower cash cost(2), we maintain our 2009 production guidance of 140,000 to 150,000 ounces, and anticipate slightly higher cash cost(2) per gold ounce sold in comparison to guidance of $530 to $540.

Cerro San Pedro

Cerro San Pedro gold sales totaled 23,350 ounces at a realized gold price of $946 per ounce sold compared to 22,190 ounces at a realized gold price of $897 per ounce sold in the same quarter in 2008. For the six months ending June 30, 2009, gold sales were 41,664 ounces compared to 38,112 ounces sold in the same period in 2008. The increase in gold sales was due to higher tonnes placed on the pad and increased recovery rate, partially offset by lower feed grade. Silver sales for the second quarter increased significantly to 422,713 ounces compared to 300,728 ounces sold in the second quarter of 2008. For the six months ending June 30, 2009, silver sales were 794,932 ounces compared to 504,701 ounces sold in the same period in 2008. The increase in silver production year over year is attributed to higher silver grades mined and the benefits of secondary leaching during the first half of 2009.

Total cash cost(2) per gold ounce sold, net of by-product sales, for the second quarter was $429 compared to $375 in the second quarter of 2008.  Total cash cost(2) per gold ounce sold, net of by-product sales, for the six months ended June 30, 2009 was $483 compared to $426 in the same period last year. The increase in cash cost(2) is due to lower silver prices and higher consumables prices, which were partly offset by higher silver production and the depreciation in the Mexican Peso versus the US dollar.

Second quarter earnings from operations at Cerro San Pedro were $5.3 million and cash flow from operations was $10.5 million.

3 / 8

As with Mesquite, the 2009 Cerro San Pedro mine plan projects increased gold production in the second half of 2009. Due to higher than planned silver production and prices, it is anticipated that cash cost(2) per gold ounce sold, net of by-product sales, will be lower than 2009 guidance of $550 to $570. Production guidance remains unchanged at 90,000 to 100,000 ounces.

Peak Mines

Peak Mines’ gold sales in the second quarter totaled 17,939 ounces at a realized gold price of $930 per ounce sold compared to 18,441 ounces at a realized gold price of $902 per ounce sold in the same quarter of 2008. For the six months ending June 30, 2009, gold sales totaled 38,795 ounces compared to 49,688 ounces sold in the same period of 2008. Copper sales increased by 199% during the second quarter 2009 to 2.57 million pounds at a realized copper price per pound of $2.07 from 0.86 million pounds at a realized copper price per pound of $4.27 in the same period in 2008. Gold sales were lower and copper sales higher in the second quarter 2009 in comparison to the same quarter in the prior year, due to the following items:

  Mining shifting to the Chesney ore body in the second quarter 2009, which has higher copper grades;

  Lower than expected gold grade; and

  Sales were also negatively impacted due to a temporary delay from heavier than normal rainfalls which held up concentrate drying activities.

Total cash cost(2) per gold ounce sold, net of by-product sales, for the second quarter was $364 compared to $472 in the second quarter of 2008.  Total cash cost(2) per gold ounce sold, net of by-product sales, for the six months ended June 30, 2009 was $349 compared to $352 in the same period last year. The decrease in cash cost(2) is primarily due to higher copper revenues from increased volumes and a favourable Australian dollar exchange rate, which was partially offset by lower gold ounces sold due to increased inventory attributable to the timing of concentrate shipments.

Earnings from operations at Peak Mines were $8.6 million for the quarter compared to $2.9 million in the same period in 2008. Cash flow from operations increased by $23.1 million in the second quarter 2009 to $17.6 million in comparison to cash flow used by operations of $5.5 million for the same period in 2008. The significant increase in cash flow from operations is attributable to the receipt of $17.4 million in copper concentrate payments and a sizeable $108 decrease in total cash cost(2) per gold ounce sold over the second quarter in 2008.

As with Mesquite and Cerro San Pedro, the 2009 mine plan for Peak Mines forecasts increased gold production in the second half of 2009 as the Perseverance Zone D ore body comes into production. With metal production at planned levels and copper prices remaining above our budgeted level, we are maintaining our production guidance of 90,000 to 100,000 ounces of gold and 13 million to 15 million pounds of copper while expecting to come in at the low end of our total cash cost(2) per gold ounce sold range of $370 and $390.

New Afton Project Update

During the second quarter of 2009, the New Afton underground development crews advanced development by 424 metres in the second quarter compared to 195 metres during the first quarter of 2009. An innovative fibrecrete spraying technique was used to fully line one of the vent raises with shotcrete, which completed the support lining for all three ventilation boreholes excavated to date. Project spend during the second quarter at New Afton was $11.8 million (not including $9.2 million in capitalized interest), which is mainly comprised of $5.6 million for underground development and completion of the mill building, $3.2 million in equipment, and $3.0 million for engineering and consulting fees. Capital expenditures for the six months ending June 30, 2009 were $30.0 million (not including $9.2 million in capitalized interest).

4 / 8

New Afton’s underground mining crews achieved breakthrough on July 23, connecting the conveyor access decline from the surface portal with the conveyor access incline being driven from development headings initiating from the in-pit portal. The breakthrough connects 1,230 metres of development from the surface portal with over 5,000 metres of development initiated from the in-pit portal. The connection now provides the underground crews at New Afton with two means of accessing the underground workings, which increases flexibility in all aspects of the continuing mining activities. At the time of the breakthrough, over 2,600 metres of the total 4,525 metres of conveyor access had been completed.

The development schedule for New Afton involves continuation of underground development through to 2012 and surface construction to resume at the end of 2010, with production commencing in the second half of 2012. The project will be an underground block cave mine, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper over a 12 year mine life.

Liquidity and Capital Resources

New Gold held cash and cash equivalents of $141.1 million as at June 30, 2009, not including $7.5 million of restricted cash related to the Mesquite mine project financing, in comparison to $185.7 million on December 31, 2008. The change in cash position is comprised mainly of the following items:

  $25.1 million spent on the senior secured notes buy back on January 9, 2009;

  $20.7 million (not including restricted cash) acquired through the business combination with Western Goldfields on June 1, 2009;

  $39.2 million in spending at New Afton for the six month period ending June 30, 2009, which includes capitalized interest; and

  $24.3 million generated in operating cash flow for the six month period ending June 30, 2009.

The Company’s overall debt position is $272.1 million. The debt is comprised of $160.9 million in senior secured notes, $47.3 million in convertible debentures, and $63.9 in project financing for the Mesquite mine. The majority of the debt is not due until 2017, well after the New Afton production start-up. Under the terms of the Mesquite mine project financing, completion as defined by the credit agreement must be reached by June 30, 2009. The Company failed the completion test but received an extension from the syndicate to allow an amendment to the facility to be negotiated by September 30, 2009. Production at the Mesquite Mine was below expected production levels agreed to in the term loan facility during the third quarter, which is considered a trigger event under the term loan facility. However, the Company has four months to remediate the trigger event. The Company expects to be in compliance with expected production levels under the agreement during the four month period.

Capital expenditures for the remaining six months of 2009 are expected to total approximately $48.4 million which is mainly comprised of $30.4 million (including capitalized interest) for New Afton, $13.5 for Peak Mines, and $2.4 million for Cerro San Pedro. At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to cover the construction of the New Afton project.

Second Quarter Results Overview

Second quarter and year to date results for 2009 and full year 2008 actuals presented in the table below are for the period of ownership for the Mesquite and Cerro San Pedro mines, following the business combinations with Western Goldfields on June 1, 2009, and Metallica Resources Inc. and Peak Gold Ltd. on June 30, 2008, respectively.

5 / 8

	Q2 2009	YTD 2009	2009 FY Guidance	2008 FY Actuals
Gold Production oz
Mesquite	9,041	9,041	80k-90k	-
Cerro San Pedro	24,210	44,793	90k-100k	45,618
Peak Mines	22,382	43,011	90k-100k	100,493
Amapari	-	13,726	10k	86,992
Total Gold Production oz	55,633	110,571	270k-300k	233,103
Copper m lbs (Peak)	4.27	8.08	13-15	8.25
Silver oz (Cerro San Pedro)	414,038	841,477	1.1-1.3m	572,575
Gold sales oz	52,890	108,287	-	237,590
Total cash cost/oz(2)	$468	$491	$470-$490	$569

2009 Forecast Update

For the combined Company, previously announced 2009 guidance for gold production of 330,000 to 360,000 ounces at a total cash cost(2) per gold ounce sold, net of by-product sales, of $490 to $510, remains unchanged. For the period of New Gold ownership of Mesquite, the 2009 guidance for the combined company is gold production of 270,000 to 300,000 ounces at a total cash cost(2) per gold ounce sold, net of by-product sales, of $470 to $490.

Robert Gallagher, President and Chief Executive Officer said, “As we look forward to the second half of 2009, we reiterate our guidance and remain focused on our operational objectives. We will continue to take the steps necessary to maintain a solid financial position while pursuing an aggressive growth strategy. Our exceptional management team and board, coupled with cash-flow positive operating assets, continue to position New Gold to build momentum toward delivering increasing shareholder value.”

Please click here to view the second quarter Financial Statements

Please click here to download the second quarter Management’s Discussion and Analysis

Conference Call-in Details

New Gold will hold a conference call to discuss these results at 10:00am Eastern on August 6th, 2009. Anyone may join the call by dialling toll free 1-888-789-9572 or +1-416-695-7806 to access the call from outside Canada or the U.S. Passcode 4424442. You can listen to a recorded playback of the call after the event until September 18, 2009 by dialling 1-800-408-3053 or +1-416-695-5800 for calls outside Canada and the U.S. Passcode #7505820.

About New Gold

New Gold is an intermediate gold mining company, headquartered in Vancouver, British Columbia, Canada with three operating assets; the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The Company is expected to produce between 330,000 and 360,000 ounces of gold in 2009 on a combined basis and between 270,000 and 300,000 ounces of gold in 2009 for the period of ownership, growing to over 400,000 ounces in 2012 and have significant reserves and resources with a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions.  For further information on New Gold, please visit www.newgold.com.

6 / 8

Supplemental Information

Reconciliation of Adjusted Net Earnings to GAAP Net Earnings – Management of New Gold uses the non-GAAP financial measure adjusted net earnings to evaluate  the Company’s operating performance, and for planning and forecasting future business operations. The Company believes the use of adjusted net earning allows investors and analysts to compare the results of the continuing operation of the Company and its direct and indirect subsidiaries relating to the production and sale of minerals to similar operating results of other mining companies, by excluding exceptional or unusual items, income or loss from discontinued operations and the permanent impairment of assets, including marketable securities and goodwill. Management’s determination of the components of adjusted net earnings are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by mining industry analysts. Adjusted net earnings is not, and should not be used, as an alternative to GAAP net earnings as reflected in the consolidated financial statements of the Company.  Adjusted net earnings is not a measure of financial performance under GAAP and this measure should not be considered in isolation or as a substitute to performance measures calculated in accordance with GAAP. The table below sets forth a reconciliation of adjusted net earnings to GAAP net earnings, which is the most directly comparable GAAP financial measure.

Description ($ million)	Q2 2009	YTD 2009	Q2 2008	YTD 2008
Net Earnings (loss) per Financial Statements	(202.8)	(190.8)	(4.8)	5.0
Adjusted for the following items:
Impairment charge (Western Goldfields)	189.6
Foreign exchange loss	31.1	33.1	0.1	1.2
Gain on redemption of long-term debt	-	(14.2)		-
Realized and unrealized gain on gold and fuel contracts	(9.0)	(9.0)		-
Realized and unrealized gains on investments	(9.7)	(9.7)		-
Business combination expenses	5.9	6.6		-
Adjusted net earnings (loss)	5.0	5.6	4.7	6.2
Tax effect on adjustments (30%)	5.6	2.0	0	0.4
Adjusted net earnings (loss)	10.6	7.6	4.7	6.6
Shares basic	258	235	213	73
Shares- basic per share	0.04	(0.03)	(0.05)	0.09

(1)

ADJUSTED NET EARNINGS/ADJUSTED NET LOSS

See reconciliation from adjusted net earnings to GAAP net earnings on page 6 under the Supplemental section of this release.

(2)

TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning under GAAP. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

7 / 8

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s anticipated synergies from the business combination with Western Goldfields Inc. may not be realized; there may be difficulties in integrating the operations and personnel of New Gold; significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

8 / 8